Head Office
First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809-5500
Fax: (011) 809-5537

METRO CASH AND CARRY LIMITED

Registration number 1946/021315/06

SEC MAIL PROCESSING RECEIVED SEP 27 2002 WASH. DC 155 SECTION

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

23 September 2002

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

02055097

SUPPL

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose copies of –

1 a circular sent to shareholders convening a general meeting for the purpose of adopting new articles of association and proposing an odd-lot offer;

2 an announcement relating to the odd-lot offer which appeared in the press on 16 September 2002;

3 an announcement relating to the odd-lot offer which appeared in the press on 19 September 2002,

which documents shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METRO CASH AND CARRY LIMITED

P M GISHEN (MISS)
Group Company Secretary

dlw 9/30

File Number
82-4279

SEC MAIL PROCESSING
RECEIVED
SEP 27 2002
WASH. D.C. 155 SECTION

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
Registration number: 1946/021315/06
Share code: MTC
ISIN: ZAE 000012688
("Metro" or "the company")

Circular to shareholders

regarding –

- **an odd-lot offer; and**
- **the adoption by the company of new articles of association;**

including –

- **a form of proxy; and**
- **a form of election and surrender.**

26 August 2002

RAND MERCHANT BANK
A Division of FirstRand Bank Limited
CORPORATE FINANCE

Sponsor

Action required

This circular is important and requires your immediate attention.

The action you need to take is set out below. The definitions commencing on page 7 of this circular have been used in this section.

1. Voting and attendance at the general meeting

A general meeting of shareholders is to be held at 10h30 (or immediately following the conclusion of the annual general meeting, whichever is the later) on Wednesday, 18 September 2002, at First Floor, 33 Scott Street, Waverley, Johannesburg, to consider and, if deemed fit, to approve, with or without modification, the special and ordinary resolutions relating to the odd-lot offer and the adoption by the company of the new articles.

Certificated shareholders/dematerialised shareholders with own name registration

If you are unable to attend the general meeting and wish to be represented thereat, please complete the attached form of proxy (green) in accordance with the instructions contained therein and return it to the registered office of Metro, to be received by not later than 10h00 on Monday, 16 September 2002, at –

First Floor
33 Scott street
Waverley
Johannesburg
2090

or

PO Box 1970
Highlands North
2037

Dematerialised shareholders (other than those with own name registration)

You must provide your CSDP or broker with your voting instructions in terms of the custody agreement entered into between you and your CSDP or broker. Should you wish to attend the general meeting or send a proxy to represent you at the general meeting, you must inform your CSDP or broker timeously and request your CSDP or broker to issue you with the necessary authorisation.

2. Election procedure for odd-lot holders

Shareholders who hold in aggregate less than 100 shares at the close of business on Friday, 11 October 2002, and who wish to accept the odd-lot offer or retain their odd-lot holdings must –

2.1. Odd-lot holders with certificated shares

Complete the attached form of election and surrender (blue) and return it to the transfer secretaries, to be received by 16h30 on Friday, 11 October 2002.

2.2. Odd-lot holders with dematerialised shares

Advise your CSDP or broker as to what action you wish to take by the election date. This must be done in terms of the custody agreement entered into between you and your CSDP or broker. You must not return the form of election and surrender (blue) to the transfer secretaries.

If you hold in aggregate less than 100 shares at the close of business on Friday, 11 October 2002, and do not make an election to accept the cash alternative, the purchase alternative or to retain your odd-lot holding, your odd-lot holding will be sold on your behalf without any further action on your part and without any further notice to you.

Table of contents

3. General meeting

A general meeting of shareholders will be held at 10h30 (or immediately following the conclusion of the annual general meeting, whichever is the later) on Wednesday, 18 September 2002, at First Floor, 33 Scott Street, Waverley, Johannesburg, for the purposes of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions required to proceed with the odd-lot offer and the adoption of the new articles.

Definitions

In this circular, unless the context indicates otherwise, references to the singular shall include the plural and *vice versa*, words denoting one gender include the others, words and expressions denoting natural persons include juristic persons and associations of persons, and the words in the first column shall have the meanings stated opposite them in the second column –

"the Act"	the Companies Act No. 61 of 1973, as amended from time to time
"board" or "directors"	the board of directors of Metro
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa
"cash alternative"	the right of odd-lot holders to sell their odd-lot holdings at the offer price
"certificated shareholders"	holders of certificated shares
"certificated shares"	shares which have not yet been dematerialised, title to which is represented by a share certificate or other physical document of title
"this circular"	this bound document dated 26 August 2002, incorporating the form of proxy and form of election and surrender
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland
"CSDP"	Central Securities Depository Participant
"dematerialised shareholders"	holders of dematerialised shares
"dematerialised shares"	shares which have been incorporated into the STRATE system and which are no longer evidenced by physical documents of title in terms of the Custody and Administration of Securities Act, 1992
"documents of title"	share certificates, certified transfer deeds, balance receipts or any other documents of title to shares acceptable to the board
"election date"	the date by which dematerialised shareholders must advise their CSDP or broker as to which election they wish to make in terms of the odd-lot offer
"the existing articles"	the existing articles of association of Metro
"general meeting"	the general meeting of shareholders to be held at 10h30 (or immediately following the conclusion of the annual general meeting, whichever is the later) on Wednesday, 18 September 2002, at First Floor, 33 Scott Street, Waverley, Johannesburg, convened in terms of the notice of general meeting attached to this circular
"JSE"	JSE Securities Exchange South Africa
"last day to trade"	Friday, 4 October 2002
"Metro" or "the company"	Metro Cash and Carry Limited (registration number 1946/021315/06), a public company incorporated in South Africa and listed in the "General Retailers" sector of the JSE lists
"the new articles"	the new articles of association of Metro which incorporate provisions to – ◆ enable the company to implement the odd-lot offer ◆ provide for the holding of dematerialised shares and related matters ◆ enable the company to send proxy forms to and receive proxy forms from shareholders electronically ◆ enable the company to distribute company information to shareholders in electronic format ◆ clarify the procedure for reducing the company's share capital

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share Code: MTC
ISIN: ZAE000012688
("Metro" or "the company")

Directors

Dr F van Zyl Slabbert* *(Chairman)*
C S dos Santos *(CE)*
J L Grainger
B J Hale
B Joseph
D Kashuv *(Israeli)*
L M Mathabathe
J R McAlpine*
H Mer
G H Pieterse*
A Reitzer
G B Rubenstein*
V D Rubin
S O Shonhiwa*
R D Taurog

* Non-executive

Circular to shareholders

1. Introduction

Currently, 2 953 out of 9 843 shareholders, being approximately 30% of the total number of shareholders, each hold less than 100 shares. These shareholders hold in total approximately 83 000 shares (0.005% of the total number of shares in issue). In order to reduce the substantial and ongoing costs of administration associated with having a large number of small shareholders, the board has proposed the odd-lot offer to facilitate the reduction in the number of small shareholders in Metro in an equitable manner.

The directors have resolved to convene a general meeting in order to seek shareholder approval for the implementation of the odd-lot offer.

In addition, the directors are seeking shareholder approval to adopt the new articles which incorporate provisions to facilitate the making of the odd-lot offer and, *inter alia*, to take account of recent changes to the Act, the introduction of STRATE and electronic communication with shareholders.

2. Purpose of this circular

2.1 The purpose of this circular is to furnish information to shareholders relating to the odd-lot offer and the new articles.

2.2 A notice convening the general meeting is attached to and forms part of this circular. At the general meeting, shareholders will be asked to consider and approve the resolutions necessary to proceed with the odd-lot offer and adopt the new articles.

3. The odd-lot offer

3.1 Record date

Odd-lot holders who are registered as such at the close of business on Friday, 11 October 2002, are entitled to participate in the odd-lot offer.

3.5.5 If an odd-lot holder has elected the purchase alternative, notification of the election must be accompanied by a cheque or banker's draft in South African currency, in accordance with the procedure set out in 3.5.6, for the amount required to purchase the additional shares at the offer price. Transaction costs (including stamp duties) will be for the account of Metro.

3.5.6 If the odd-lot holder has elected the purchase alternative, payment should be made as follows –

A cheque (crossed and marked "not transferable" and with the words "or bearer" deleted) or a banker's draft (on a registered commercial bank) in favour of **"Metro – Odd-lot Offer"** for the amount due (payable in the currency of South Africa) must either be –

lodged (by hand only) with –

Computershare Investor Services Limited
Tenth Floor
11 Diagonal Street
Johannesburg
2001

or posted to –

Computershare Investor Services Limited
PO Box 7184
Johannesburg
2000

to reach the transfer secretaries by 16h30 on Friday, 11 October 2002.

3.5.7 Nominee companies will be treated as a single shareholder, but should a nominee company elect to purchase additional shares or to dispose of odd-lot holdings on behalf of principals whose shareholdings constitute odd-lot holdings, it may do so by applying before 16h30 on Friday, 11 October 2002, in writing to the transfer secretaries, giving details of the number of shares involved. The application should, where applicable, be accompanied by a cheque or banker's draft in South African currency in accordance with the procedure set out in 3.5.6, in the amount required to purchase additional shares at the offer price.

3.5.8 In respect of certificated shareholders, certificates reflecting any increase in shareholding will be posted on Monday, 14 October 2002, and cheques in respect of the sale of odd-lot holdings will be posted on or about Monday, 14 October 2002, by registered post, to the respective odd-lot holders at the risk of such odd-lot holders, and in respect of odd-lot holders who have not dematerialised their shares, against surrender by those odd-lot holders of their relevant documents of title.

3.5.9 Odd-lot holders with dematerialised shares will have their safe custody accounts held at their CSDP or broker updated with their new holding and debited/credited with the cash amount, as the case may be, on Monday, 14 October 2002.

3.5.10 No interest will be paid on cheques not deposited or amounts held in trust pending the surrender of documents of title of those odd-lot holders who have not dematerialised their shares.

3.5.11 An application has been made to the JSE for the listing of the additional shares that may be issued as set out in 3.4.1.3 subject to the fulfilment of the conditions precedent.

3.6 Surrender procedure

3.6.1 Shareholders who have dematerialised their shares do not hold share certificates and consequently there is no surrender procedure applicable to them.

3.6.2 Any movement as a result of the implementation of the odd-lot offer in the number of shares held by odd-lot holders who have dematerialised their shares will automatically be recorded in the relevant odd-lot holder's account with the CSDP or broker selected by that odd-lot holder.

3.11 Non-resident shareholders

The making of the odd-lot offer in, or to shareholders resident in, jurisdictions outside South Africa, or to persons who are, or are nominees of or trustees for, citizens, residents or nationals of other countries, may be affected by the laws of the relevant country in which they reside. Such persons must acquaint themselves with and observe any applicable legal requirements. It is the responsibility of any such person wishing to accept the odd-lot offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including obtaining any governmental or other consents which may be required or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. Any such shareholder will be responsible for any such issue, transfer or other taxes outside South Africa by whomsoever payable.

3.12 Exchange control regulations

The following is a summary of the South African Exchange Control Regulations. If in doubt, shareholders should consult their professional advisers without delay.

3.12.1 Emigrants from the common monetary area

A "non-resident" endorsement will be stamped on every new share certificate or share statement issued to a shareholder who is an emigrant from the common monetary area. The new share certificate or share statement and, where applicable, a cheque in respect of cash arising from the sale of odd-lot holdings, will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the shareholder's blocked assets.

The attached form of election and surrender (blue) makes provision for details of the authorised dealer concerned to be given.

If the information regarding the authorised dealers is not given, the certificates or share statements and any cash will be held in trust for the odd-lot holders concerned pending receipt of the necessary information or instruction. No interest will be paid on any cash so held in trust.

3.12.2 All other non-residents of the common monetary area

A "non-resident" endorsement will be stamped on every new share certificate or share statement issued to a shareholder whose registered address is outside the common monetary area. The new share certificate or share statement and, where applicable, a cheque in respect of cash arising from the sale of odd-lot holdings will be forwarded to the shareholder's authorised dealer in foreign exchange. Where the shareholder does not have an authorised dealer in South Africa, the share certificate or statement and, where applicable, a cheque will be posted, at the risk of such shareholder, to the address of such shareholder in the share register on the record date.

The attached form of election and surrender (blue) makes provision for details of the authorised dealer concerned to be given.

All CSDPs and brokers with whom shares have been dematerialised should note that they are required to comply with the South African Exchange Control Regulations set out above.

4. Adoption of the new articles

The directors wish to adopt the new articles in order to –

- enable the company to implement the odd-lot offer;
- provide for the holding of dematerialised shares and related matters in connection with the introduction of STRATE;
- enable the company to send proxy forms to and receive proxy forms from shareholders electronically;
- enable the company to distribute company information to shareholders in electronic format; and
- clarify the procedure for capital reductions.

The new articles have been approved by the JSE and will be available for inspection as set out in paragraph 14 of this circular.

The special resolution required to adopt the new articles is set out in the notice of general meeting attached to this circular.

Name	Function	Business address
Gerald Bertrand Rubenstein (68)	Independent non-executive director	East Wing First Floor Primegro Place 18 Rivonia Road Illovo Johannesburg 2196
Vivian Dudley Rubin (58)	Group finance director	First Floor 33 Scott Street Waverley Johannesburg 2090
Shepherd Oga Shonhiwa (48)	Independent non-executive director	First Floor Thebe House 166 Jan Smuts Avenue Rosebank Johannesburg 2196
Ronald Derek Taurog (57)	Group corporate strategy director	First Floor 33 Scott Street Waverley Johannesburg 2090

6. Directors' shareholdings

At the date of this circular, the directors of Metro have no non-beneficial interests, and have the following direct and indirect interests, in the company's share capital.

	Direct	Indirect	Percentage holding
Dr F van Zyl Slabbert	–	–	0.00
C S dos Santos*	2 060 541	14 111 327	0.93
J L Grainger	1 455 668	–	0.08
B J Hale	1 136 041	–	0.07
B Joseph	1 149 669	–	0.07
D Kashuv	–	–	0.00
L M Mathabathe	1 265 504	–	0.07
J R McAlpine	–	929 934	0.05
H Mer*	1 551 063	–	0.09
G H Pieterse	–	–	0.00
A Reitzer*	190 785	–	0.01
G B Rubenstein*	136 276	–	0.01
V D Rubin*	1 193 279	414	0.07
S O Shonhiwa	–	–	0.00
R D Taurog*	1 929 087	–	0.11
Total	**12 067 913**	**15 041 675**	**1.56**

**In addition to the shareholdings reflected above, these directors, in terms of a third party transaction, have a call option over 12 770 307 shares at a strike price of R1.30, fluctuating in accordance with a pre-determined formula.*

Save for the capitalisation issue in July 2002, there have been no changes in the directors' interests in the company's share capital between the year ended 30 April 2002 and the date of this circular.

13.2 At the general meeting, shareholders will be asked to consider and approve, *inter alia,* a special resolution to cancel the existing articles and adopt the new articles.

13.3 Shareholders who have not dematerialised their shares or have dematerialised their shares but with own name registration, who are unable to attend the general meeting and who wish to be represented thereat, should complete the attached form of proxy (green) in accordance with the instructions contained therein and return it to the registered office of Metro by not later than 10h00 on Monday, 16 September 2002.

13.4 Shareholders who have dematerialised their shares (other than those with own name registration) must inform their CSDP or broker of their intention to attend the general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person.

14. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours at the registered office of Metro from Monday, 26 August 2002, until 09h00 on the date of the general meeting –

14.1 this circular;

14.2 the memorandum of association of Metro and the existing and new articles; and

14.3 the audited financial statements of Metro for the three financial years ended 30 April 2002.

By order of the board

P M Gishen (Miss)
Group Company Secretary

Waverley
26 August 2002

	High (cents)	Low (cents)	Close (cents)	Volume
23 July 2002	230	225	229	361 173
24 July 2002	230	200	210	2 357 382
25 July 2002	225	210	225	669 424
26 July 2002	220	210	220	847 156
29 July 2002	226	220	225	1 331 298
30 July 2002	230	225	225	1 080 000
31 July 2002	228	220	220	1 592 170
1 August 2002	233	220	230	14 451 257
2 August 2002	225	220	221	1 655 957
5 August 2002	225	221	225	1 773 760
6 August 2002	230	225	225	3 541 115
7 August 2002	229	225	229	8 260 676
8 August 2002	232	229	232	2 761 677
12 August 2002	233	230	232	4 386 835
13 August 2002	230	227	227	945 889
14 August 2002	227	223	226	368 788
15 August 2002	230	227	229	1 518 830

Note: The above information was sourced from McGregor BFA (Proprietary) Limited.

Special resolution number 2

"RESOLVED THAT, subject to the passing and registration of special resolution number 1 and the passing of ordinary resolution number 1 to be proposed at the meeting convened to consider this resolution, the provisions of the Companies Act, 1973, as amended, and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the directors be and are hereby authorised to approve the purchase by the company of its own shares in terms of the odd-lot offer to those shareholders who hold in aggregate less than 100 shares in the company at the close of business on Friday, 11 October 2002. Any such repurchase shall be limited to the number of shares by which the shares of those odd-lot holders who elect to sell their odd-lot holdings and those who make no election, exceeds the number of shares required to be transferred to those odd-lot holders who elect to increase their odd-lot holdings to 100 shares. In addition, any such repurchase shall be made at a price equivalent to the odd-lot offer price, being the weighted average traded price of the shares on the JSE over the five trading days ending Friday, 13 September 2002."

In order for this resolution to be effective for the purposes of the Listings Requirements of the JSE, the votes of any controlling shareholders of the company, the associates of any such controlling shareholders, any party acting in concert with the company and any odd-lot holder participating in the odd-lot offer who is not regarded as being public in terms of the Listings Requirements of the JSE, will be excluded.

As a pre-requisite to the use of such authority, the directors must be of the opinion, after considering the effects of such acquisition of shares that –

- the company and the group will be able to repay their debts in the ordinary course of business;
- the assets of the company and the group, fairly valued according to Generally Accepted Accounting Practice and on a basis consistent with the last financial year of the company, will exceed their liabilities;
- the ordinary share capital and reserves of the company and the group will be sufficient to meet their needs for the foreseeable future; and
- the company and the group will have sufficient working capital to meet their needs for the next year's operations.

The reason for and effect of special resolution number 2 is to authorise the directors to approve the purchase by the company of its own shares in order to implement the odd-lot offer referred to in ordinary resolution number 1.

Ordinary resolution number 2

"RESOLVED THAT, subject to not less than 75% of shareholders present in person or by proxy and entitled to vote at the general meeting at which this ordinary resolution is to be considered voting in favour thereof, the directors be and are hereby authorised to allot and issue, at the offer price (being the weighted average traded price of the shares on the JSE Securities Exchange South Africa over the five trading days ending Friday, 13 September 2002), such number of ordinary shares of the company as may be necessary to satisfy the requirements of those shareholders who hold less than 100 shares each in the company and who elect to increase their holdings to 100 shares in terms of the odd-lot offer to shareholders set out in the circular dated 26 August 2002."

Ordinary resolution number 3

"RESOLVED THAT any director or officer of the company be and is hereby authorised to take all such steps and sign all such documents as are necessary to give effect to special resolutions numbers 1 and 2 and ordinary resolutions numbers 1 and 2 to be proposed at the meeting convened to consider this resolution."

Voting and proxies

Each shareholder of Metro who is registered as such on Wednesday, 11 September 2002, and who, being an individual, is present in person or by proxy or which, being a company, is represented, at the general meeting is entitled to one vote on a show of hands.

On a poll, each shareholder present in person or by proxy or represented shall have one vote for every share held by such shareholder.

For completion by shareholders who have not dematerialised their shares or who have dematerialised their shares but with own name registration.

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share Code: MTC
ISIN: ZAE000012688
("Metro" or "the company")

Form of proxy

For use by shareholders who have not dematerialised their shares or who have dematerialised their shares but with own name registration ("entitled shareholders"), at the general meeting to be held at 10h30 (or immediately following the conclusion of the annual general meeting convened to be held at 10h00 on the same date and at the same place, whichever is the later) on Wednesday, 18 September 2002, at First Floor, 33 Scott Street, Waverley, Johannesburg.

Shareholders who have dematerialised their shares must inform their CSDP or broker of their intention to attend the general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person.

I/We ____________________

being the holders of [   ] shares in Metro, hereby appoint

1. ____________________ or failing him,

2. ____________________ or failing him,

3. the chairman of the general meeting (see note 1),

as my/our proxy to attend and speak and vote for me/us on my/our behalf at the general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed at the general meeting and at each adjournment of the general meeting and to vote for or against the special and ordinary resolutions or to abstain from voting in respect of the shares in the issued capital of Metro registered in my/our name/s, in accordance with the following instructions (see note 2).

	For	Against	Abstain
Special resolution number 1			
Ordinary resolution number 1			
Special resolution number 2			
Ordinary resolution number 2			
Ordinary resolution number 3			

Insert an "X" in the relevant spaces above according to the manner in which you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in Metro, insert the number of shares held in respect of which you desire to vote (see note 2).

Signed at ____________________ on ____________________ 2002

Signature ____________________

Assisted by me (where applicable) ____________________

Each entitled shareholder is entitled to appoint one or more proxies (who need not be a member of Metro) to attend, speak and vote or abstain from voting in place of that entitled shareholder at the general meeting.

Please read the notes on the reverse side of this form of proxy.

For completion by odd-lot holders who have not dematerialised their shares.

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share Code: MTC
ISIN: ZAE000012688
("Metro" or "the company")

Form of election and surrender

Instructions

1. Odd-lot holders who have dematerialised their shares must advise their CSDP or broker as to the action they wish to take in terms of the agreement entered into between them and their CSDP or broker. Such odd-lot holders must not return this form of election and surrender to the transfer secretaries.
2. Part 1 must be completed by all odd-lot holders who have not dematerialised their shares.
3. Part 2 must be completed by all odd-lot holders who have not dematerialised their shares, other than those who elect to retain their odd-lot holdings.
4. Part 3 must be completed by all odd-lot holders who have not dematerialised their shares and who are emigrants from or non-residents of the common monetary area, other than those who elect to retain their odd-lot holdings.
5. If this form of election and surrender is returned with the relevant documents of title before the odd-lot offer is implemented, it will be treated as a conditional surrender which is made subject to the odd-lot offer (details of which are set out in the circular to which this form is attached) being implemented. In the event of the odd-lot offer not being implemented for any reason whatsoever the transfer secretaries will, within five business days of the date upon which it becomes known that the odd-lot offer will not be implemented, return the documents of title to the odd-lot holders concerned, by registered post, at the risk of such odd-lot holders.
6. Additional forms of surrender may be obtained from the transfer secretaries at the applicable address set out below.
7. Odd-lot holders who have not dematerialised their shares and have elected to round up their odd-lots will have new certificates posted to them, by registered post at the risk of such odd-lot holders, on or about Monday, 14 October 2002, if their documents of title have been surrendered by the close of business on Friday, 11 October 2002, or within five business days after surrender of their documents of title, whichever is the later.
8. Odd-lot holders who have not dematerialised their shares should complete the details below in accordance with the instructions herein contained and, if they have not dematerialised their shares, lodge this form of election and surrender together with all documents of title, with the transfer secretaries of Metro, at the applicable address set out below, so as to be received by not later than 16h30 on Friday, 11 October 2002 –

   to be delivered at –
   Computershare Investor Services Limited
   Tenth Floor
   11 Diagonal Street
   Johannesburg
   2001

   or posted to –
   PO Box 7184
   Johannesburg
   2000

PART 1 – To be completed by ALL odd-lot shareholders who return this form.

Odd-lot shareholders who have not dematerialised their shares and who do not complete and return this form of election and surrender by close of business on Friday, 11 October 2002, should note that their shares will be sold on their behalf without any further action on their part and without any further notice to them.

OPTION A
Sale of [ ] shares at the offer price for a total amount of R [ ]

OPTION B
Purchase of or subscription for [ ] shares at the offer price for a total amount of R [ ]

OPTION C
Retain [ ] shares

Indicate by means of an "X" the option elected.

I/We elect to take up option A [ ] B [ ] C [ ]

File Number
82-4279

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC
ISIN: ZAE000012688
("Metro")

Odd-lot offer

1. Introduction

As set out in the circular referred to in paragraph 7, Metro wishes to reduce the substantial and ongoing administration costs associated with having a large number of small shareholders. Currently, approximately 30% of the total number of shareholders hold less than 100 shares each. These shareholders hold approximately 83 000 shares. Accordingly, the directors have proposed the implementation of an odd-lot offer to facilitate a reduction in the number of small shareholders.

2. Offer price

Subject to the fulfilment of the condition precedent set out in paragraph 5, the odd-lot offer will be implemented at an offer price of 250 cents, being the weighted average traded price of Metro shares on the JSE Securities Exchange South Africa ("JSE"), over the five trading days ended Friday, 13 September 2002.

3. Mechanism of the odd-lot offer

3.1 All shareholders who hold in aggregate less than 100 shares at the close of business on Friday, 11 October 2002 ("odd-lot holders"), will be afforded the opportunity to participate in the odd-lot offer. The odd-lot offer will be implemented on the basis that odd-lot holders may, up to 16h30 on Friday, 11 October 2002, elect to –

3.1.1 purchase or subscribe for sufficient additional shares to increase their odd-lot holdings to holdings of 100 shares ("the purchase alternative"); or

3.1.2 sell their odd-lot holdings at the offer price ("the cash alternative"); or

3.1.3 retain their odd-lot holdings.

3.2 The shares of those odd-lot holders who do not make an election or who do not instruct their CSDP or broker as to which election they wish to make or who elect the cash alternative or who instruct their CSDP or broker that they wish to elect the cash alternative will be sold in the first instance to those odd-lot holders who elect to increase their holdings to 100 shares and any surplus shares will be purchased, at the offer price, by Metro.

3.3 To the extent that the number of shares being sold is insufficient to meet the aggregate requirement of those odd-lot holders who elect to increase their holdings to 100 shares, Metro will issue new shares to the odd-lot holders in question at the offer price.

3.4 Metro will purchase, at the offer price, the shares of those odd-lot holders who elect to sell their odd-lot holdings and those who make no election, to the extent that the number of such odd-lot holdings exceeds the number of shares required to be transferred to those odd-lot holders who elect the purchase alternative.

Shareholders who hold in aggregate less than 100 shares at the close of business on Friday, 11 October 2002, and who do not make an election to accept the cash alternative, the purchase alternative or to retain their odd-lot holdings, will have their odd-lot holdings sold on their behalf without any further action on their part and without any further notice to them.

4. Financial effects

The odd-lot offer and the issue of new shares or the potential specific repurchase of shares pursuant to the odd-lot offer will have an effect of less than 1% on Metro's projected earnings per share, net asset value per share or tangible net asset value per share.

5. **Condition precedent**

The implementation of the odd-lot offer is subject to the fulfilment of the condition precedent that the special and ordinary resolutions to be proposed at the general meeting of shareholders of Metro to be held at 10h30 (or immediately following the conclusion of the annual general meeting, whichever is the later) on Wednesday, 18 September 2002, are duly passed, and that the special resolutions are registered by the Registrar of Companies.

6. **Salient dates**

The salient dates in respect of the odd-lot offer are as follows –

	2002
Forms of proxy for the general meeting of shareholders to be received by 10h00 on	Monday, 16 September
General meeting of shareholders held at 10h30 (or immediately following the conclusion of the annual general meeting, whichever is the later) on	Wednesday, 18 September
Finalisation announcement published on SENS on	Wednesday, 18 September
Finalisation announcement published in the press on	Thursday, 19 September
Last day to trade in order to participate in the odd-lot offer on	Friday, 4 October
Forms of election and surrender for the odd-lot offer received from odd-lot holders with certificated shares (odd-lot holders with dematerialised shares need to advise their CSDP or broker of their election in the manner and time stipulated in the agreement governing the relationship between them and their CSDP or broker) by 16h30 on	Friday, 11 October
Record date to determine those shareholders entitled to participate in the odd-lot offer on	Friday, 11 October
Implementation of the odd-lot offer takes effect after close of business on	Friday, 11 October
Odd-lot holders with dematerialised shares have their safe custody accounts held at their CSDP or broker updated with their new holdings and debited/credited with the cash amount, as the case may be, on	Monday, 14 October
New share certificates posted against surrender of existing documents of title to odd-lot holders with certificated shares from	Monday, 14 October
Cheques in respect of the sale of odd-lot holdings by odd-lot holders with certificated shares posted on or about	Monday, 14 October

7. **Documentation**

A document setting out the details of the odd-lot offer and containing a notice of the general meeting of shareholders was posted to shareholders on Monday, 26 August 2002.

Waverley
16 September 2002

RAND MERCHANT BANK

A division of FirstRand Bank Limited

CORPORATE FINANCE

Sponsor

INCE

File Number
82-4279

Proof 1 Bus Day and Beeld on the 19/09/02 Size 25 x 4 Spell Check AJ
PAM GISHEN 809-5516 809-5538 pgishen@metro.co.za

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC
ISIN: ZAE000012688
("Metro")

Results of general meeting

1. Introduction

As announced on Monday, 16 September 2002, the directors of Metro proposed an odd-lot offer to shareholders of Metro who hold less than 100 shares in Metro at the close of business on Friday, 11 October 2002.

2. Results of general meeting

Shareholders are advised that at the general meeting held on Wednesday, 18 September 2002, the special and ordinary resolutions required to give effect to the odd-lot offer were passed by the requisite majority of shareholders. The special resolutions have been lodged with the Registrar of Companies for registration.

3. Offer price

The odd-lot offer will be implemented at an offer price of 250 cents per share, which was the weighted average traded price of Metro shares on the JSE Securities Exchange South Africa, over the five trading days ended Friday, 13 September 2002.

4. Salient dates

The salient dates in respect of the odd-lot offer are as follows –

	2002
Last day to trade in order to participate in the odd-lot offer on	Friday, 4 October
Form of election and surrender for the odd-lot offer received from odd-lot holders with certificated shares (odd-lot holders with dematerialised shares need to advise their CSDP or broker of their election in the manner and time stipulated in the agreement governing the relationship between them and their CSDP or broker) by 16h30 on	Friday, 11 October
Record date to determine those shareholders entitled to participate in the odd-lot offer on	Friday, 11 October
Implementation of the odd-lot offer takes effect after close of business on	Friday, 11 October
Odd-lot holders with dematerialised shares have their safe custody accounts held at their CSDP or broker updated with their new holdings and debited/credited with the cash amount, as the case may be, on	Monday, 14 October
New share certificates posted against surrender of existing documents of title to odd-lot holders with certificated shares from	Monday, 14 October
Cheques in respect of the sale of odd-lot holdings by odd-lot holders with certificated shares posted on or about	Monday, 14 October

Waverley
18 September 2002

RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE
Sponsor

INCE